                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934*


                            COMFORCE Corporation
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 20038 K1 09
- --------------------------------------------------------------------------------
                               (CUSIP Number)

                              J. Robert Dobbins
                           Dobbins Partners, L.P.
                        2651 North Harwood, Suite 500
                            Dallas, Texas  75201
                               (214) 220-1233
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                June 30, 1996
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO. 20038 K1 09                                         PAGE 2 OF 11 PAGES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dobbins Partners, L.P.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC

- --------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   714,215
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     714,215
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      714,215
- --------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.5%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      PN
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO. 20038 K1 09                                         PAGE 3 OF 11 PAGES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dobbins Capital Corporation

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not applicable

- --------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   714,215
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     714,215
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      714,215
- --------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.5%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO. 20038 K1 09                                         PAGE 4 OF 11 PAGES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. Robert Dobbins

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable

- --------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   714,215
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     714,215
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      714,215
- --------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.5%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      IN
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement on
Schedule 13D (the "Schedule 13D") relates is Common Stock, par value $.01 per share ("Common Stock"). The name of the issuer is COMFORCE Corporation (the "Company"). The address of the principal executive offices of the Company is 2001 Marcus Avenue, Lake Success, New York 11042.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by (i) Dobbins Partners, L.P. (the "Partnership"), (ii) Dobbins Capital Corporation (the "General Partner"), as the sole general partner of the Partnership, and (iii) J. Robert Dobbins, as the owner of all of the outstanding capital stock of the General Partner. For purposes of this Schedule 13D, the Partnership, the General Partner and J. Robert Dobbins are hereinafter collectively referred to as the "Reporting Persons."

         The Partnership is the direct beneficial owner of the shares of Common Stock reported as beneficially owned in Item 5. The Partnership is a Texas limited partnership with its principal business address and principal office at 2651 North Harwood, Suite 500, Dallas, Texas 75201. The principal business of the Partnership is to invest in publicly traded equity and debt securities.

         The General Partner is a Texas corporation with its principal business address and principal office at 2651 North Harwood, Suite 500, Dallas, Texas 75201. The sole business of the General Partner is to serve as general partner of the Partnership.

         J. Robert Dobbins is a United States citizen having his principal business address at 2651 North Harwood, Suite 500, Dallas, Texas 75201. Mr. Dobbins principal occupation is as President, Secretary and sole director of the General Partner.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Partnership purchased 450,000 shares of Common Stock currently held by it on October 16, 1995, with an aggregate of $1,350,000 in funds provided by the working capital of the Partnership. The Partnership acquired 5,882 shares of Common

Stock held by it on June 13, 1995 as an inducement to make a loan to the Company of $100,000, and acquired an additional 33,333 shares of Common Stock on December 19, 1995 in consideration of the forgiveness of such loan.

         The exercise price with respect to the 225,000 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") granted to the Partnership on October 17, 1995 is $3.375 per share (subject to adjustment in certain circumstances). If such Warrants are exercised, it is expected that the shares of Common Stock issuable upon such exercise will be purchased with an aggregate of $759,375 in funds provided by the Partnership's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock held by the Partnership are, and the shares of Common Stock issuable upon the exercise of the Warrants (if such Warrants are exercised) will be, acquired in the ordinary course of business for investment purposes. The Partnership routinely purchases, holds, sells and otherwise deals in the securities of a number of different issuers. The Partnership believes that the Common Stock represents an attractive investment opportunity at the present time.

         The Partnership may make additional purchases of Common Stock, depending upon its evaluation of the business, financial condition and prospects of the Company, the market for the Common Stock, other investment opportunities available to the Partnership and general economic conditions and other factors deemed relevant by the Partnership. Depending upon the same factors, the Partnership may sell or otherwise dispose of all or part of its investment in the Common Stock, although it has no present intention to do so.

         The Partnership has no plans or intentions relating to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Partnership is the direct beneficial owner of an aggregate of 489,215 shares of Common Stock and has the right to acquire an additional 225,000 shares of Common Stock upon the exercise of the Warrants, representing an aggregate of approximately 7.5% of the 9,338,698 shares of Common Stock outstanding as of February 29, 1996 (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

         (b) The Partnership is the direct beneficial owner of the shares of Common Stock reported as beneficially owned in this Item 5. The Partnership has the power to vote or direct the vote and to dispose of or direct the disposition of such shares.

         Under the definition of "beneficial ownership" contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the General Partner and Mr. Dobbins may also be deemed to be the beneficial owners of the shares of Common Stock reported as beneficially owned in this Item 5, because (i) the General Partner is the sole general partner of the Partnership and has control over the business of the Partnership and responsibility for the direction of its operations and (ii) Mr. Dobbins is the owner of all of the outstanding capital stock of the General Partner and is its sole officer and director. As a result, the General Partner and Mr. Dobbins may be deemed to share with the Partnership the power to vote or to direct the vote and the power to dispose of or direct the disposition of the shares of Common Stock reported as beneficially owned in this Item 5. However, neither the filing of this Schedule 13D nor any information contained herein shall be deemed to constitute an admission that either the General Partner or Mr. Dobbins is the beneficial owner of any shares of Common Stock within the meaning of Rule 13d-3 under the Exchange Act.

         (c) The Warrants became exercisable on June 30, 1996. No transactions in the Common Stock have been effected by any Reporting Person during the sixty days immediately preceding the date hereof.

         (d) No person other than the Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Partnership.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Partnership is a Texas limited partnership formed pursuant to a limited partnership agreement (the "Dobbins Partners Partnership Agreement") between the General Partner, as sole general partner, and the other persons named therein, as limited partners (the "Limited Partners"). Under the Dobbins Partners Partnership Agreement, the General Partner has control over the business of the Partnership and has responsibility for the direction of its operations. Without limiting the generality of the foregoing, the General Partner has the power on behalf of the Partnership to purchase, hold and sell securities of any sort and rights therein. The Limited Partners do not participate in the control of the business of the Partnership and possess only such powers as are conferred upon them by the Dobbins Partners Partnership Agreement or are provided under applicable law.

         In connection with the filing of this Schedule 13D, the Partnership, the General Partner and Mr. Dobbins have entered into a Joint Filing Agreement dated as of July 31, 1996.

         Except as set forth above, none of the Partnership, the General Partner or Mr. Dobbins has any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to contracts, arrangements, understandings or relationships with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1     --      Joint Filing Agreement dated July 31, 1996
                                  among Dobbins Partners, L.P., Dobbins Capital
                                  Corporation and J. Robert Dobbins.

                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 31, 1996


                                        DOBBINS PARTNERS, L.P.

                                        By:  Dobbins Capital Corporation,
                                             its general partner


                                        By:  /s/ J. Robert Dobbins
                                             ----------------------------------
                                                 J. Robert Dobbins
                                                 President

                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 31, 1996


                                        DOBBINS CAPITAL CORPORATION



                                        By: /s/ J. Robert Dobbins
                                            -----------------------------------
                                                J. Robert Dobbins
                                                President

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 31, 1996




                                        /s/ J. Robert Dobbins
                                        ---------------------------------------
                                        J. Robert Dobbins

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
- -------                           -----------
99.1                      Joint Filing Agreement